Exhibit 99.4

2016-10-25

PRESS RELEASE

Oasmia Pharmaceutical AB Well Positioned for Growth Following Collaborative Agreement, Funding Announcements, and Newly Proposed Executive Leadership

New York, October 25, 2016 --- Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, has highlighted today its recent corporate announcements that it believes leaves the Company well positioned for further growth as it expands its platform of both early and late stage pharmaceutical treatments.

As noted in prior communications, Oasmia Pharmaceutical has entered into a collaboration agreement with Karo Pharma for the development of Karo Pharma’s cancer project KB9520, an early stage drug that has shown promising results in pre-clinical models for a number of different types of cancer. In exchange for this acquisition, Oasmia is providing 3,080,000 newly issued shares as a down payment representing a total value of approximately $2.7 million. Additionally, Oasmia will pay Karo 20% of all future revenues generated by the development and subsequent sales of the drug.

A notable aspect of the transaction involves Anders O. Lönner, former long-time President and Chief Executive Officer at Meda AB, and recently Corporate Director of Valeant Pharmaceuticals International, Inc. For nearly two years, Mr. Lönner has served as Executive Chairman of Karo Pharma, responsible for the turnaround and subsequent growth of the Company. Mr. Lönner has been proposed for the role as Oasmia’s Chairman of the Board during a vote to be conducted at a November 21 General Meeting. The Company believes that his international business experience and track record for developing companies will prove instrumental to the Company as it pursues several registrations of new pharmaceutical products.

Lastly, the Company has announced the completion of a private placement of 8,750,000 new shares, providing the Company with approximately $7.85M USD. The Company intends to use the proceeds from the private placement to strengthen the working capital as well as finance the continued operations and further development of additional human and veterinary products based on the XR17 technology. The new issue results in an equity dilution of approximately 7.5 percent after the issue is completed.

For media inquiries, please contact:

Eric Fischgrund

FischTank Marketing and PR

Tel: 646 699 1414

E-mail: eric@fischtankpr.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia